Filed Pursuant to Rule 433

September 10, 2018

Relating to Preliminary Prospectus Supplement dated September 10, 2018 to

Prospectus dated December 15, 2017

Registration No. 333-222102

Hewlett Packard Enterprise Company

Pricing Term Sheet

$500,000,000 3.500% Notes due 2021 (the “Fixed Rate Notes”)

Issuer:	Hewlett Packard Enterprise Company

Ratings (Moody’s /S&P / Fitch):	Baa2/BBB/BBB+(1)

Trade Date:	September 10, 2018

Settlement Date:	September 19, 2018(2)

Maturity Date:	October 5, 2021

Principal Amount Offered:	$500,000,000

Price to Public (Issue Price):	99.861% of the principal amount

Interest Rate:	3.500%

Interest Payment Dates:	Semi-annually on April 5 and October 5 of each year, beginning on April 5, 2019

Benchmark Treasury:	2.750% UST due August 15, 2021

Benchmark Treasury Price and Yield:	99-29+; 2.778%

Spread to Benchmark Treasury:	+77 basis points

Re-offer Yield:	3.548%

Day Count Convention:	30/360

Optional Redemption:	At any time prior to September 5, 2021 (one month prior to maturity), make-whole redemption at Treasury Rate plus 15 basis points. On or after September 5, 2021 (one month prior to maturity), redemption at par.

CUSIP:	42824C BC2

ISIN:	US42824CBC29

Denominations:	$2,000 × $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Co-Managers:

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

Barclays Capital Inc.

Goldman Sachs & Co. LLC

ING Financial Markets LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC

ANZ Securities, Inc.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Santander Investment Securities Inc.

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

C.L. King & Associates, Inc.

Siebert Cisneros Shank & Co., L.L.C.

(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

(2) We expect that delivery of the Fixed Rate Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the seventh U.S. business day following the date of the pricing of the Fixed Rate Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Fixed Rate Notes on any date prior to the second business day before delivery will be required by virtue of the fact that the notes initially will settle in seven business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own advisors.

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The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Interested parties may also obtain a prospectus and the related prospectus supplement by requesting it from Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.